

September 26, 2014

Via E-mail
Anthony J. Restel
Chief Financial Officer
Iberiabank Corporation
200 West Congress Street
Lafayette, LA 70501

> **Re:** **Iberiabank Corporation**
> **Form 10-K for Fiscal Period Ended December 31, 2013**
> **Filed February 28, 2014**
> **File No. 000-25756**

Dear Restel:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for Fiscal Period Ended December 31, 2013

Exhibit 13. Annual Report to Shareholders

Management's Discussion and Analysis of Financial Condition and Results of Operations

Executive Overview

1. We note your disclosure that improving economic trends and delays in the foreclosure process impacted the amount and timing of expected future cash flows. The impact of these changes was a $31.8 million impairment of the indemnification assets because certain projected losses are no longer anticipated to occur or will occur beyond the reimbursable periods of the loss sharing agreements. We also note you recorded another

Anthony J. Restel
Iberiabank Corporation
September 26, 2014
Page 2

$0.8 million of impairment during the six-months ended June 30, 2014. Please address the following:

- Tell us the portion of the 2013 and 2014 impairments that relate to projected losses no longer anticipated to occur and the amount due to projected losses occurring beyond the reimbursable periods of the loss sharing agreement.

- Explain in greater detail how the improvement in economic trends changed the timing of the projected losses to periods beyond reimbursement under the loss sharing agreements and how this impacted your allowance for loan loss calculation for those loans as of December 31, 2013 and June 30, 2014.

- Discuss how you considered the guidance in ASU 2012-06, which requires decreases in the indemnification asset, that do not directly relate to a previously recorded valuation allowance, to be amortized over the lessor of the contractual term of the indemnification agreement and the remaining life of the indemnified assets.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Paul Cline at (202)551-3851or me at (202)551-3752 if you have any questions.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Chief